SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Syndax Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87164F105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 87164F105	Schedule 13G	Page 2 of 9

1.	NAME OF REPORTING PERSON AI Life Sciences Investments LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 2,888,200
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 3,028,742

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,028,742
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

Based on 30,177,203 outstanding shares of Common Stock as of February 4, 2020, as reported in the Issuer’s prospectus supplement dated January 31, 2020, and after giving effect to the February 4, 2020 purchase of 1,000,000 shares and pre-funded warrants to purchase up to 250,000 shares of the Issuer’s Common Stock.

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CUSIP No. 87164F105	Schedule 13G	Page 3 of 9

1.	NAME OF REPORTING PERSON Access Industries Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 2,888,200
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 3,028,742

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,028,742
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

Based on 30,177,203 outstanding shares of Common Stock as of February 4, 2020, as reported in the Issuer’s prospectus supplement dated January 31, 2020, and after giving effect to the February 4, 2020 purchase of 1,000,000 shares and pre-funded warrants to purchase up to 250,000 shares of the Issuer’s Common Stock.

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CUSIP No. 87164F105	Schedule 13G	Page 4 of 9

1.	NAME OF REPORTING PERSON Access Industries Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 2,888,200
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 3,028,742

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,028,742
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

Based on 30,177,203 outstanding shares of Common Stock as of February 4, 2020, as reported in the Issuer’s prospectus supplement dated January 31, 2020, and after giving effect to the February 4, 2020 purchase of 1,000,000 shares and pre-funded warrants to purchase up to 250,000 shares of the Issuer’s Common Stock.

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CUSIP No. 87164F105	Schedule 13G	Page 5 of 9

1.	NAME OF REPORTING PERSON Len Blavatnik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 2,888,200
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 3,028,742

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,028,742
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Based on 30,177,203 outstanding shares of Common Stock as of February 4, 2020, as reported in the Issuer’s prospectus supplement dated January 31, 2020, and after giving effect to the February 4, 2020 purchase of 1,000,000 shares and pre-funded warrants to purchase up to 250,000 shares of the Issuer’s Common Stock.

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CUSIP No. 87164F105	Schedule 13G	Page 6 of 9

Item 1

(a)	Name of Issuer:

Syndax Pharmaceuticals, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

35 Gatehouse Drive

Building D, Floor 3

Waltham, MA 02451

Item 2

(a)	Name of Person Filing:

Each of the following is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

AI Life Sciences Investments LLC

Access Industries Holdings LLC

Access Industries Management, LLC

Len Blavatnik

(b)	Address of Principal Business Office or, if none, Residence:

The address of each of the Reporting Persons is:

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, NY 10019

(c)	Citizenship:

Mr. Blavatnik is a citizen of the United States of America. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP Number:

87164F105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of February 4, 2020, based on 30,177,203 shares of Common Stock outstanding as of February 4, 2020, as reported in the Issuer’s prospectus supplement dated January 31, 2020.

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CUSIP No. 87164F105	Schedule 13G	Page 7 of 9

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
AI Life Sciences Investments LLC	3,028,742	9.9%	0	2,888,200	0	3,028,742
Access Industries Holdings LLC	3,028,742	9.9%	0	2,888,200	0	3,028,742
Access Industries Management, LLC	3,028,742	9.9%	0	2,888,200	0	3,028,742
Len Blavatnik	3,028,742	9.9%	0	2,888,200	0	3,028,742

As of February 4, 2020, AI Life Sciences Investments LLC (“AI Life”) is the record holder of 2,888,200 shares of Common Stock of the Issuer and may be deemed to beneficially own a number of additional shares of Common Stock issuable upon exercise of pre-funded warrants (the “Warrants”) to purchase up to 250,000 shares of Common Stock, which Warrants may not be exercised to the extent that such exercise would cause AI Life and its affiliates to beneficially own more than 9.99% of the Issuer’s then outstanding Common Stock; provided, that upon 61 days’ notice to the Issuer, AI Life may exercise the Warrants to the extent that such exercise would cause it to beneficially own up to 19.99% of the Issuer’s then outstanding Common Stock.

Each of Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own the shares of Common Stock beneficially owned by AI Life, a subsidiary in a multi-tier corporate structure of which Access Industries Holdings LLC is the parent holding company and is ultimately managed by Access Industries Management, LLC and controlled by Mr. Blavatnik.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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CUSIP No. 87164F105	Schedule 13G	Page 8 of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

AI LIFE SCIENCES INVESTMENTS LLC

By: AI LSI Management, LLC, Its Managing Member
By:	Access Industries Management, LLC
Its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

ACCESS INDUSTRIES HOLDINGS LLC

By: Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

ACCESS INDUSTRIES MANAGEMENT, LLC

By:

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

*
Signature

Len Blavatnik
Name

*

The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik (as filed with the Securities and Exchange Commission on February 13, 2015).

By:	/s/ Alejandro Moreno
Name:	Alejandro Moreno
Attorney-in-Fact

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